Exhibit 99.1

Dejour Initiates Production at Kokopelli

‘Green Completion’ Program Being Successfully Executed

Denver, Colorado, August 1, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, announces that it has initiated natural gas production from the first two of four new wells at the Company’s flagship Kokopelli project. As previously disclosed, the four wells were to be completed in sets of two in the Williams Fork formation with eight frac stages per well. Halliburton (NYSE: HAL) has now completed the work under a turnkey contract arrangement and all four wells will be placed into production by the end of next week. In order to minimize the release of the hydrocarbons to the atmosphere, per Dejour’s policy of ‘green completions,’ each well’s production will be placed into sales as soon as the well is capable of flowing into the gathering system. Dejour’s liquids rich gas is transported and sold through gathering, processing and transportation arrangements with WPX Energy Inc. (NYSE:WPX) and Williams Energy Services LLC.

Combined sales of natural gas from our first two wells, which began at approximately 550 MCF/d has now increased steadily to 1500 MCF/d today, after only two days of additional clean up time. The wells will continue to clean up for at least two more weeks. The frac treatments on the second two wells have now been completed and flow back from those wells will begin early next week. Dejour expects it will take several more weeks before initial production rates can be released for the four wells.

“The success of this operation establishes Dejour as a new and significant long-term producer of rich gas reserves in the Piceance Basin and represents a major accomplishment for our Company. We are now focused on the further development of the Kokopelli liquid rich gas which may include testing the deeper Mancos/Niobrara high-pressure gas resource that we believe to be prolific in the eastern portion of the Piceance Basin,” says Hal Blacker, Dejour COO.

Dejour, as operator, has controlling interests in over 12,500 gross acres of prospective Niobrara resource throughout the Piceance Basin.

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About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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